UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) March 22, 2012



Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code   **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

This Amendment No. 1 amends the Current Report on Form 8-K of Winnebago Industries, Inc. (the "Company") filed on March 7, 2012, to report the resignation of Roger W. Martin, Vice President, Sales and Marketing, from the Company, effective March 6, 2012 (the "Original 8-K Filing"). This Amendment No. 1 amends the Original 8-K Filing solely to include information regarding Mr. Martin's separation arrangement and does not affect the accuracy of the information provided in the Original 8-K Filing.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) On March 22, 2012, the Company and Mr. Martin entered into a Separation Agreement and General Release (the "Separation Agreement") in connection with Mr. Martin's resignation. Pursuant to the Separation Agreement, the Company has agreed to continue to pay Mr. Martin the equivalent of his base salary in weekly installments over the fifty-two (52) week period following March 5, 2012 (the "Payment Period"). The Company will additionally reimburse Mr. Martin his payments for COBRA health insurance benefits during the Payment Period. Under the Separation Agreement, Mr. Martin has provided customary broad form releases and other confidentiality covenants to the Company in connection with his resignation.

The foregoing description of the Separation Agreement is only a summary and is qualified in its entirety by the full text of the Separation Agreement, a copy of which is attached hereto as Exhibit 10.1.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description
10.1	Separation Agreement and General Release dated March 22, 2012 by and between Winnebago Industries, Inc. and Roger W. Martin

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 27, 2012   WINNEBAGO INDUSTRIES, INC.

By: /s/ Randy J. Potts
Name: Randy J. Potts
Title: Chairman of the Board, Chief Executive Officer and President

EXHIBIT INDEX

Exhibit
Number   **Description**

10.1   Separation Agreement and General Release dated March 22, 2012 by and between Winnebago Industries, Inc. and Roger W. Martin.

<u>**SEPARATION AGREEMENT AND GENERAL RELEASE**</u>

This is a Separation Agreement and General Release entered into by and between Roger Martin, his heirs, legal representatives, legatees, successors and assigns (hereinafter referred to as "Employee") and Winnebago Industries, Inc. (hereinafter referred to as "Company").

In consideration of the mutual promises contained in this Agreement, Company and Employee agree as follows:

1. Employee and Company agree that Employee's employment with Company will end March 5, 2012, (the "Termination Date").

2. Subject to Paragraph 12, Company agrees to provide Employee with the following:

(a) **Severance Payments.** Weekly payments for a period of Fifty-two (52) weeks following the Termination Date, ("Weekly Payment Period"). During this Weekly Payment Period, Employee will receive an amount equal to Employee's current salary, less legally required deductions. The Fifty-two (52) weeks of severance payments provided herein represents 34 weeks of payments over and above what the Employee would receive if he did not sign this Agreement;

(b) **Health Insurance. Winnebago** will reimburse employee for the cost of COBRA coverage during the Weekly Payment Period, providing he provides a copy of each cancelled check for the COBRA payment in order to receive the reimbursement. In the event the last COBRA premium covers a time frame that exceed the Weekly Payment Period, Winnebago will reimburse Employee a pro rata share of the premium. All other benefits such as life insurance, disability insurance, 401(k), and vacation will cease as of **Employee's** last day of employment. **Employee** will be eligible for COBRA coverage under the health insurance plan at the end of the severance period.

(c) **Other Benefits**. During his employment, **Employee** participated in various other benefit plans at Winnebago. **Employee** will be eligible to continue participation in those benefits to the extent that is permitted under the terms of the plan documents or agreements. A summary of the other benefit programs that you may be eligible for is attached as Exhibit A.

3. The parties agree that the items identified in Paragraph 2 above are consideration in addition to any payments or other benefits to which Employee would otherwise be entitled, and include consideration of the waiver and release of claims set forth in paragraph 5 below.

4. Employee agrees:

(a) To cooperate with Company to complete or transfer all pending projects and employment matters as determined by the Company prior to the Termination Date;

(b) To provide Company with reasonable cooperation and assistance, including accurate and truthful testimony at trial if deemed necessary, for all lawsuits or proceedings for which Employee's testimony or cooperation may be warranted after the Termination Date. Company shall reimburse Employee for any reasonable and necessary expense incurred as a result of Employee's cooperation and assistance;

(c) To promptly return to Company no later than five (5) days after signing this Agreement all Company materials and property, including but not limited to draft books, credit cards, cash advances, price books and customer lists, cell phones, computers, and to file Employee's final expense report;

(d) Not to use, copy or disclose directly or indirectly to anyone not connected with Company any confidential information or trade secrets obtained during the term of Employee's employment with Company including any memoranda, books, records, documents, or client lists for use outside of Company. In addition, the Confidentiality and Intellectual Property Rights Agreement signed by the Employee on May 9, 2006, shall continue in force indefinitely according to its terms and conditions;

(e)   Not to solicit current Company employees to leave such employment;

(f)   Not to libel, slander or disparage the Company or its policies or practices to any individuals or groups; and

(g)   Not to apply for or otherwise seek employment with the Company (including, but not limited to, placement by a temporary or staffing agency) at any time; Employee further agrees that the Company shall have no obligation to consider any application that Employee may submit in violation of this provision.

5.   (a) Subject to subparagraph 5(b) below and as a material inducement to Company to enter into this Agreement, Employee, on Employee's own behalf and on behalf of Employee's heirs, executors, agents, administrators, successors, assigns and representatives, covenants not to sue and fully and forever releases, acquit and discharges Company, its shareholders, partners, officers, directors, employees, agents, attorneys, representatives, parents, subsidiaries, divisions, affiliated companies, joint venture companies, insurers, customers, suppliers, and successors (collectively the "Releasees"), of and from any and all actions, causes of action, claims and demands whatsoever (collectively "claims") that Employee may have had, may now have, or may hereafter have against Releasees, including without limitation any and all claims in any way related to or based upon Employee's employment with and/or Employee's severance from employment with Company, including without limitation any claims for unpaid wages, breach of contract, implied contract, promissory estoppel, tortious conduct or claims arising under any federal or state statute or law or local ordinance, including but not limited to: the Age Discrimination in Employment Act ("ADEA"); the Older Workers Benefit Protection Act ("OWBPA"); the Americans with Disabilities Act as Amended ("ADAA"); the Family and Medical Leave Act ("FMLA"); Title VII of the Civil Rights Act of 1964; the Civil Rights Acts of 1991; the Employee Retirement Income Security Act ("ERISA"); Sections 1981 through 1988 of Title 42 of the United States Code; the Fair Labor Standards Act ("FLSA"); the National Labor Relations Act ("NLRA"); the Worker Adjustment and Retraining Notification Act ("WARN"); the Occupational Safety and Health Act ("OSHA"); Iowa's or any other state's fair employment practices laws; any other federal, state or local law, including without limitation, any other federal, state or local employment discrimination law; or claims arising under any public policy, contract or covenant (express or implied) or common law. Provided, however, that if the Company were to breach the Agreement, this release would not bar an action by Employee against the Company to enforce its term(s).

(b) On Employee's own behalf and on behalf of Employee's heirs, executors, agents, administrators, successors, assigns and representatives, Employee specifically waives any right or claim under the Age Discrimination in Employment Act of 1967 as amended and the Older Workers Benefit Protection Act (collectively referred to as the "Act"). Employee acknowledges and agrees that this waiver of any right or claim under the Act (hereinafter "Waiver") is knowing and voluntary, and specifically agrees as follows: (i) that this Waiver is part of a written agreement between Employee and the Company; (ii) that this Agreement and this Waiver are written in a manner which Employee understands; (iii) that this Waiver specifically relates to rights or claims arising under the Act; (iv) that Employee does not waive any rights or claims under the Act that may arise after the date of execution of this Agreement and Waiver as set forth below; (v) that Employee waives rights or claims under the Act arising on or before the execution date of this Agreement in exchange for consideration in addition to anything of value to which Employee is already entitled to receive; (vi) that Employee is hereby advised in writing to consult with an attorney prior to executing this Agreement and Waiver; (vii) that Employee has a period of twenty-one (21) days within which to consider this Agreement and Waiver; and (viii) that for a period of seven (7) days following the execution of this Agreement and Waiver, Employee may revoke the Agreement and Waiver, and the Agreement and Waiver will not become effective or enforceable until the revocation period expires.

(c)   This Agreement covers both claims that Employee knows about and those Employee may not know about. Employee expressly waives all rights afforded by any statute that limits the effect of a release with respect to unknown claims. Employee understands the significance of Employee's release of unknown claims and Employee's waiver of statutory protection against a release of unknown claims.

(d)   This Agreement shall not affect Employee's claims arising out of any social security, workers' compensation or unemployment laws, or under the terms of any employee pension or welfare or benefit plans or programs of the Company, which may be payable now or in the future to Employee.

(e)   Employee warrants and represents that, other than any as referenced in this Agreement, Employee has not filed a law suit or other complaint asserting any claims that are released in this Agreement. Should any person, organization or other entity file, claim, sue or cause or permit to be filed any civil action, suit or legal proceeding against any of the Releasees involving any matter occurring at any time up to the time Employee signs this Agreement, Employee agrees not to seek or accept any personal or monetary relief in such action or proceeding.

6.   This Agreement shall not be construed as an admission by Company of any wrongdoing or any violation of federal, state or local law, regulation or ordinance, and Company specifically disclaims any wrongdoing whatsoever against Employee on the part of itself, its employees, representatives or agents.

7.   Employee represents and warrants that he is the sole owner of the actual or alleged claims, demands, rights, causes of action and other matters which are released herein; that the same have not been transferred or assigned or caused to be transferred or assigned to any other person, firm, corporation or other legal entity; that they have obtained all approvals necessary to enter into this Agreement; and that he has the full right and power to grant, execute, and deliver the releases, undertakings and agreements contained herein.

8.   It is understood and agreed that for purposes of this Agreement the term "Company" as used herein shall include not only Winnebago Industries, Inc., but also its subsidiaries or affiliated companies, and all officers, directors and employees of any of the foregoing.

9.   To the extent that any provision of this Agreement shall be deemed by any court to be unenforceable, such provision shall be deemed modified or omitted to the extent necessary to make the remaining provisions enforceable; in that event, the parties agree to use their best efforts to substitute a valid, legal and enforceable provision, which insofar as practical, implements the purpose of this Agreement.

10.   Employee expressly acknowledges that Employee understands all the provisions of this Separation Agreement and General Release and is voluntarily entering into this Agreement and Release.

11.   All disputes arising from this Agreement and otherwise between the Company and Employee as to state laws shall be governed by the laws of the State of Iowa. The venue for any dispute between the parties arising from this Agreement or otherwise shall be in Winnebago County, Iowa.

12.   In the event Employee breaches any term or condition of this Agreement, Employee shall immediately forfeit and repay to the Company the payments and benefits he received under Paragraph 2.

13.   In addition to the other remedies allowed by law and this Agreement, if either party initiates any action or proceedings to enforce this Agreement, the prevailing party in such action or proceeding shall be entitled to recover the costs, including reasonable attorneys' and expert witness fees.

14.   This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior oral or written agreements, commitments or understandings with respect thereto.

WINNEBAGO INDUSTRIES, INC.

/s/ Kathy Bonjour	By: /s/ Robert Gossett	3/22/2012
Witness	Robert Gossett	Date
	Its Vice President, Administration	
/s/ Scott Wilson	/s/ Roger Martin	3/20/2012
Witness	Roger Martin	Date

EXHIBIT A

Other Benefits Summary

Executive Share Option Program (KEYSOP)

The Executive Share Option Program will continue until the participant elects to exercise an option(s), notifies the Program Committee member, and pays the exercise price. The participant may exercise the option(s) at any time until the option expiration date.

Supplemental Executive Retirement Plan (SERP)

A delayed vested benefit is provided under the SERP. Based upon your initial program elections, you will have a lump sum benefit paid to you in April 2015.

Deferred Compensation

The Deferred Compensation Plan provides for an early payment to the participant and a return of the participants deferral plus interest following termination of services.

Stock Options and Stock Grants

All stock option grants and stock grants made by the Company are subject to the specific terms in place at the time of those grants. All options and stock grants are subject to the specific vesting provisions in place at the time of issuance.